D E V L I N J E N S E N Barristers & Solicitors	Vancouver Office: P.O. Box 12077 Suite 2550 555 West Hastings St. Vancouver, B.C. Canada V6B 4N5 Tel: (604) 684-2550 Fax: (604) 684-0916 E-mail: mshannon@devlinjensen.com

September 19, 2007

United States Securities and Exchange Commission
100 F St., NE
Washington, D.C.
20549-7010

Attn.:  Ms. Jenifer Gallagher, Division of Corporate Finance

Dear Madame:

Re:      Magnus International Resources Inc. (the “Company”)
            Form 8-K/A Filed on July 11, 2007
            File No. 000-49961

FILING OF AMENDED FORM 8-K/A-2 IN ACCORDANCE WITH
SEC COMMENT LETTER DATED AUGUST 21, 2007

          We are counsel for the above-referenced Company and are pleased to advise that the Company has now amended its Current Report on Form 8-K/A-2 (the “Current Report”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in the SEC’s comment letter dated August 21, 2007 (the “SEC Letter”).

          The following, we confirm, are responses addressing the comments in the SEC Letter.  We also confirm that the comments in the SEC letter are sequentially numbered and that the answers set forth hereinbelow refer to each of the comments by number and by citing the location of each response thereto in the Current Report.

Form 8-K/A Filed on July 11, 2007
Entry into a Material Definitive Agreement, page 2

  The Staff comments have been noted and we confirm that the Company has now revised page 2 to consistently reflect that 200,000 preferred shares and not 2,000,000 preferred shares were issued as part consideration for the purchase of all the issued and outstanding shares of African Mineral Fields Inc.

Pro Forma Consolidated Financial Information.

  The Staff comments have been noted and we confirm that the Company has removed the pro forma balance sheet as of July 31, 2006.

  The Staff comments have been noted and we confirm that the Company has revised the fourth paragraph of the introduction to the pro forma consolidated financial statements to remove the reference to this transaction being treated as a reverse-takeover as this was in error, and properly referring to this transaction as an acquisition.

  The Staff comments have been noted and we confirm that the Company has referenced the applicable explanatory note(s) to each adjustment amount reflected on the pro forma balance sheet and statements of operations to explain the nature of the adjustment.

Pro Forma Adjustments, page 40

  The Staff comments have been noted and we confirm that the relationship between the Company and African Mineral Fields Inc. has been added to explanatory note 1 for the pro forma consolidated financial information for the period ended April 30, 2007.  The description of the value assigned to the transaction has been revised for clarification.  The transaction has been valued at the historical cost of net assets.  The net assets of African Mineral Fields Inc. was a negative amount and the credit to share capital upon the issue of Magnus shares issued as consideration was recorded at the par value of the Magnus shares.  Therefore a difference arose between the credit to share capital and the historical cost of net assets, which had to be recorded somewhere.  It was not applicable to record the difference as goodwill or as a fair market value increment. The pro forma statements have been adjusted to record the difference as a reduction in additional paid-in capital. The net effect on the net assets of the consolidated entity is equal to the net assets of the acquired entity.

  The Staff comments have been noted and we confirm that the adjustments to the pro forma statement of operations for the year ended July 31, 2006, have been removed, as they were non-recurring items without a continuing effect on operations.

  The Staff comments have been noted and we confirm that the weighted average number of common shares in the July 31, 2006 pro forma statement of operations was in error and has been corrected in the amended Form 8-K/A-2 to be the weighted average number of common shares outstanding during the period plus the shares being issued to effect the combinations as if the acquisition had occurred at the beginning of the period presented.

          We trust that each of the foregoing amendments to the Company’s Current Report on Form 8-K/A-2 are clear and satisfactory for this point in time and satisfy the comments of Staff contained in the SEC letter.  However, should the SEC have any questions or comments, or require any further information or documentation respecting the Company, please do not hesitate to contact the writer at any time.

          On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and cooperation in this matter.

Yours very truly,
DEVLIN JENSEN
Per:

/s/ Mike Shannon
MICHAEL T. SHANNON